[redacted]

11015910

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: April 30, 2013 | |
| Estimated average burden hours per response . . . 12.00 | |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
14

* KW 3/11

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 66226 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTERNATIVE ACCESS CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WILLIAM STREET, SUITE 402
(No. and Street)

WHITE PLAINS (City) NY (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS CRAMER 914 421-2550
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KW 3/10

# OATH OR AFFIRMATION

I, DOUGLAS CRAMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTERNATIVE ACCESS CAPITAL, LLC, as of 31-Dec 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public

LISA A. PETRELLO
Notary Public, State of New York
No. 01PE5019641
Qualified in Westchester County
Commission Expires: Oct. 25 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WMK&G

# *Alternative Access Capital, LLC*

*Statement of Financial Condition*

*December 31, 2010*

**Alternative Access Capital, LLC**
Table of Contents
December 31, 2010

WMK&G

**Weisberg, Molé, Krantz & Goldfarb, LLP**

*Certified Public Accountants*

## Independent Auditors' Report

To the Managing Member of
Alternative Access Capital, LLC

We have audited the accompanying statement of financial condition of Alternative Access Capital, LLC ("the Company") as of December 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Alternative Access Capital, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
January 25, 2011

185 Crossways Park Drive, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ALTERNATIVE ACCESS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 175,262 |
| Accounts receivable | | 44,700 |
| Prepaid expenses and other assets | | 3,754 |
| Furniture and equipment net of accumulated depreciation of $17,629 | | 10,587 |
| Total assets | $ | 234,303 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 27,935 |
| Total liabilities | $ | 27,935 |
| Commitments and contingencies (note 4) | | |
| Member's Equity | $ | 206,368 |
| Total liabilities and member's equity | $ | 234,303 |

*The accompanying notes are an integral part of the financial statements.*

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statementare as follows:

### Nature of Operations

Alternative Access Capital, LLC ("the Company"), formed in July 2003, operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for high net worth individuals and institutional investors.

### Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. At December 31, 2010, the Company considers all accounts receivable fully collectible. Accordingly, there was no allowance for doubtful accounts.

### Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. The company provides for depreciation using the straight line method over an estimated useful life of three to five years.

### Revenue Recognition

The Company receives fees for referring potential investors to funds and investment management firms and records the related revenue in the period earned. In addition, the Company is paid retainer fees which are earned on a monthly and/or quarterly basis. These retainers are reported as income in the period earned.

### Income Taxes

The Company's member has elected to treat the Company as an "S" corporation for federal and state income tax purposes. As such, the member is liable for the federal and state taxes on profits.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

### Concentrations and Credit Risk

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company and, accordingly, the Company has determined that an allowance for bad debts is not required at December 31, 2010. These agreements are in effect until terminated by either party with thirty to ninety days prior notice. Any termination or amendment of these agreements could have a significant impact on the Company's operations.

### Off-Balance-Sheet Risk

The Company's bank account balances generally are not in excess of federally insured limits. At December 31, 2010, the Company does not hold any financial instruments with off-balance-sheet risk.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts.

### Subsequent Events

The Company has evaluated events and transactions that occurred through January 25, 2011, which is the date the financial statement was available for issue, for possible disclosure and recognition in the financial statement.

## NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $147,327 which was $142,327 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .19 to 1.

## NOTE 3 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

## NOTE 4 – COMMITMENTS AND CONTIGENCIES

The Company entered into a 5-year lease for office space located in White Plains, New York which commenced in October 2008. The lease currently provides for monthly rents of $1,160 and monthly electric charges of $156. The lease also provides for annual escalations. The Company also has two satellite offices that it leases on a month to month basis. Rent expense for the year ended December 31, 2010 amounted to $67,867.

Future minimum payments required under the office space lease as of December 31, 2010 are as follows:

| | | |
|---|---|---|
| 2011 | $ | 15,869 |
| 2012 | | 16,289 |
| 2013 | | 14,185 |
| | $ | 46,343 |

## NOTE 5 – CUSTOMER PROTECTION RULE

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

# *Supplementary Information*

WMK&G

**Weisberg, Molé, Krantz & Goldfarb, LLP**

*Certified Public Accountants*

**Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

To the Managing Member of
Alternative Access Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Alternative Access Capital, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Alternative Access Capital, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wrobleski, Mole', Krantz & Goldfarb, LLP

Woodbury, New York
January 25, 2011

*Alternative Access Capital, LLC*

*Statement of Financial Condition*

*December 31, 2010*

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

*Certified Public Accountants*

11016010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
Hours per response...12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
14

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-18283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YR

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID NO.

**Bechtel Financing Services, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**5275 Westview Drive**

(No. and Street)

| | | |
|---|---|---|
| **Frederick** | **MD** | **21703** |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Ralph Zimmermann** **(415) 768-5909**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**Harb, Levy & Weiland LLP**

(Name – *if individual, state, last, first, middle name*)

| | | | |
|---|---|---|---|
| **One Market, Landmark, Suite 620** | **San Francisco** | **CA** | **94105** |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ ~~See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)~~

~~Signature of Document Signer No. 1~~ ~~Signature of Document Signer No. 2 (if any)~~

State of California

County of San Francisco

Subscribed and sworn to (~~or affirmed~~) before me on this 17th (Date) day of February (Month), 2011 (Year), by

(1) Ralph Zimmermann (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

XXandXX

X(2)XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX (Name of Signer)

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

EMMANUEL ALLIOT
Commission # 1744542
Notary Public - California
San Francisco County
My Comm. Expires May 11, 2011

Place Notary Seal Above

Signature Emmanuel Alliot (Signature of Notary Public)

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: Financial Statements

Document Date: 12/31/2010 Number of Pages:

Signer(s) Other Than Named Above: Harb Levy & Weiland LLP

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
| --- | --- |
| Top of thumb here | Top of thumb here |

# BECHTEL FINANCING SERVICES, LLC

# STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Harb Levy & Weiland LLP
ACCOUNTANTS CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Member
Bechtel Financing Services, LLC

We have audited the accompanying statement of financial condition of Bechtel Financing Services, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bechtel Financing Services, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 11, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

**BECHTEL FINANCING SERVICES, LLC**

**STATEMENT OF FINANCIAL CONDITION**
December 31, 2010

***ASSETS***

| | |
|---|---|
| Current assets: | |
| Cash | $ 350,008 |
| Other assets | 35 |
| **TOTAL ASSETS** | **$ 350,043** |

***LIABILITIES AND MEMBER'S CAPITAL***

| | |
|---|---|
| Current liabilities: | |
| Payables to associated companies | $ 50,043 |
| Member's capital | 300,000 |
| **TOTAL LIABILITIES AND MEMBER'S CAPITAL** | **$ 350,043** |

See Notes to Statement of Financial Condition

## 1. Organization and Business Activities:

Bechtel Financing Services, LLC (the "Company") is a wholly owned subsidiary of Bechtel Enterprises, Inc. (BEnINC). The Company provides financial advisory services to BEnINC, associated companies and, to a minor extent, other parties. The Company is a broker-dealer registered with the Securities and Exchange Commission and neither maintains nor intends to maintain customer accounts; it neither engages nor intends to engage in the trading of securities.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

## 2. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## 3. Significant Accounting Policies:

### Cash

The Company maintains its cash in a money market mutual fund. The Company has not experienced any losses in such account, and management believes that the Company is not exposed to any significant credit risk on this cash account.

## 4. Transactions with Associated Companies:

The Company has an agreement whereby an associated company agrees to provide cash management services with respect to the Company's proportionate individual interest in the funds held and invested by the associated company.

## 5. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $278,445 which was $273,445 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1797 to 1.

## 6. Income Taxes:

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its member in its respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes.

As a limited liability company (LLC), the Company is subject to LLC fees which are reported under other expenses.

With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2006.

## 7. Employee Benefit Plans:

An associated company sponsors a defined contribution plan (the Trust and Thrift Plan) covering all salaried employees who have met the eligibility requirements for such plans. The Company's contribution to the defined contribution plan is made at the discretion of the Board of Directors. In accordance with the provisions of the Trust and Thrift Plan, employee contributions are matched, up to a certain percentage, by the Company and may be supplemented by the Company at the discretion of the Board of Directors. Employees are fully vested in the contributions of this defined contribution plan when such contributions are made. At December 31, 2010, the Company had no employees.

In addition to the plan described above, the Company provides certain health care and life insurance benefits for retired U.S. employees meeting eligibility requirements based on age and years of service by participating in plans sponsored by an associated company. The plans generally pay the full cost of medical coverage and life insurance premiums for employees who met the eligibility requirements on or before December 31, 1985. For employees not meeting the eligibility criteria as of December 31, 1985, the plans pay a portion of the medical coverage depending on the years of service at retirement. The cost of providing these benefits is recognized and funded by associated companies.

## 8. Credit Facilities:

At December 31, 2010, associated companies had a committed multi-purpose credit facility of $2,000,000,000. This facility was available for any combination of borrowing, financial letters of credit, or performance letters of credit. This facility has been made available to the Company. This credit facility expires in 2012.

## 8. Credit Facilities, continued:

At December 31, 2010, an associated company had a committed multi-purpose credit facility of €350,000,000 (equivalent U.S. $462,229,250), which was available for any combination of borrowing, financial letters of credit or performance letters of credit. This facility has been made available to the Company. This credit facility expires in 2012.

At December 31, 2010, associated companies had a committed credit facility of $800,000,000, which was available for the issuance of performance letters of credit. This facility has been made available to the Company. This credit facility expires in 2014.

At December 31, 2010, associated companies had a committed credit facility of $800,000,000, which was available for the issuance of performance letters of credit. This facility has been made available to the Company. This credit facility expires in 2015.

In addition to the credit facilities described above, an associated company had uncommitted bilateral letter of credit arrangements with banks at December 31, 2010, which the associated company has made available to the Company.

Under the associated companies' credit facilities, an associated company is required to meet certain financial covenants. This associated company was in compliance with these covenants at December 31, 2010.

There were no borrowings against these facilities at December 31, 2010 by the Company. However, associated companies have issued letters of credit against some of these facilities.

There are no asset collateralizations or compensating balance requirements for the Company.

## 9. Subsequent Events:

Management evaluated subsequent events through February 11, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.